Exhibit 99.1

Tencent Music Entertainment Group Announces Fourth Quarter and Full Year 2020 Unaudited Financial Results

SHENZHEN, China, March 22, 2021 /PRNewswire/ --Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Financial and Operational Highlights

In the three months ended December 31, 2020:

•	Online music paying users reached 56.0 million, increasing by 40.4% year-over-year. On a sequential basis, the number of online music paying users grew by 4.3 million. Paying ratio was 9.0%, up from 8.0% in the third quarter of this year and 6.2% in the fourth quarter of last year.

•	Total revenues were RMB8.34 billion (US$1.28 billion), representing an increase of 14.3% year-over-year.

•	Online music service revenues grew by 29.0% year-over-year, up from 25.9% in the third quarter of 2020. Revenues from music subscriptions were RMB1.58 billion (US$242 million), representing 41.9% year-over-year growth. Advertising services recorded over 100% year-over-year growth in the fourth quarter of 2020.

•	Net profit attributable to equity holders of the Company was RMB1.20 billion (US$183 million).

•	Non-IFRS net profit attributable to equity holders of the Company[1] was RMB1.35 billion (US$207 million).

In the full year ended December 31, 2020:

•	Total revenues increased by 14.6% year-over-year to RMB29.15 billion (US$4.47 billion).

•	Net profit attributable to equity holders of the Company increased by 4.3% year-over-year to RMB4.16 billion (US$637 million).

•	Non-IFRS net profit attributable to equity holders of the Company[1] increased by 0.9% year-over-year to RMB4.95 billion (US$759 million).

"In 2020, we demonstrated resilience and agility during and after the COVID-19 pandemic. We forged ahead with our operations, invested in technologies to customize services and introduced new products to meet the evolving demands of our users. Our fourth quarter results were underpinned by strong performance in online music services, which registered outstanding year-over-year revenue growth of 42% from subscriptions and over 100% from advertising. Even against the backdrop of macro-economic uncertainty and a changing competitive environment, our social entertainment services delivered steady revenue growth alongside moderation in margins as we proactively invested some profit to pave the way for future growth,” said Mr. Cussion Pang, Chief Executive Officer of Tencent Music. “By investing in various musical genres across multiple formats and enriching long-form audio content, we have further strengthened our content leadership and improved user engagement, reflected in the sequential increase in total user time spent on our platform. Our initial investment in long-form audio started to pay off with 15% long-form audio penetration of our user base in the fourth quarter of 2020, up from 6% for the same period last year.”

1 Non-IFRS net profit attributable to equity holders of the Company was arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects.

"We have already started 2021 with exciting accomplishments, including expanding our online music and audio entertainment ecosystem, deepening user engagement and further diversifying our business model. Motivated by our fundamental dedication to continually improve the user experience, we are confident to be on the cusp of new opportunities and sustainable growth for many years to come," concluded Mr. Pang.

Recent Operational Highlights

•	TME's online music and social entertainment services key operating metrics*

	4Q20	4Q19	YoY %
Mobile MAU - online music (million)	622	644	(3.4%)
Mobile MAU - social entertainment (million)	223	233	(4.3%)
Paying users - online music (million)	56.0	39.9	40.4%
Paying users - social entertainment (million)	10.8	12.6	(14.3%)
Monthly ARPPU - online music (RMB)	9.4	9.3	1.1%
Monthly ARPPU - social entertainment (RMB)	172.1	136.3	26.3%

We achieved solid progress across full business spectrum in 2020, in terms of scale, industry leadership, content diversification and enrichment, monetization, and innovation, solidifying our position as a leading all-in-one music and audio entertainment platform in China, and building a strong foundation for our music content ecosystem:

•	On the music content front, we strived for comprehensive coverage through category expansion and deepening penetration, inspired to better serve the evolving needs of our diverse users:

-	We made significant progress in trend-setting genres during the fourth quarter through: a) increasing new hit content coverage substantially, driven by our proprietary trend prediction algorithms and expanding promotional capabilities; b) comprehensive partnerships with leading rap music labels such as GOSH and 404 Rapper; c) notable breakthroughs in promoting hip-hop and Chinese ancient style music, latter of which was streamed over 100 billion times in 2020.

-	Tencent Musician Platform continued to expand rapidly: a) the number of participating indie musicians continued to grow over 100% year-over-year in the fourth quarter; b) the number of exclusive indie musicians increased by 13 times in the fourth quarter, compared to the same period a year ago; c) the number of original songs uploaded doubled year-over-year, reaching over 1 million by the end of 2020; d) as of the end of 2020, efforts to promote diversity and gender equality resulted in nearly 40% of total artists on our Tencent Musician Platform being female, compared with industry average of around 20% in China.

-	In January 2021, the Tencent-led consortium in which we have approximately 10% equity interest increased total equity stake in Universal Music Group (“UMG”) to 20%, following the multi-year extension of our licensing agreement with UMG in 2020.

-	In March 2021, we extended our multi-year strategic licensing agreement with Warner Recorded Music (“WRM”) upon its future expiration. As part of the extension, we also agreed to establish a new joint venture record label in China as well as expand the partnership to a wider range, including the usage of WRM’s content across all our music and entertainment platforms, as well as developing new opportunities in music-for-business solutions and connected devices.

•	Positioning music as a home ground, we upgraded our products to be more social, personalized and visually appealing to improve user experience in the fourth quarter:

-	Putong Community achieved a steady sequential increase in user penetration and user retention. Fans Club, Kugou Music’s new community channel, recorded a 15% sequential increase in total user time spent. Of note, almost half of combined users of Putong Community and Fans Club are in their teens and mid 20’s.

-	Our pioneering embedded MVs in Kugou Music streaming page experienced over 70% sequential increase in users, driving a rapidly increasing daily total time spent on MVs.

-	Personalized recommendation streams as a proportion of total streams increased sequentially.

•	Extending our business boundaries, we vigorously developed long-form audio through a two-pronged approach by integrating with our music applications as well as launching a standalone application, and achieved significant milestones. During the fourth quarter:

-	We significantly enriched long-form audio content offering with the number of licensed titles increased by 370% year-over-year.

-	MAU penetration increased to 14.8%, from 5.5% for the same period last year, together with a sequential uplift in average daily user time spent on long-form audio.

-	In January 2021, we entered into a definitive agreement to acquire 100% equity interest of Shenzhen Lanren Online Technology Co, Ltd ("Lazy Audio" or "Lanren tingshu"), to significantly enrich our audio content offering and boost our production of audiobooks.

•	While our online music MAUs slightly declined, core users on our platform are increasingly engaged and we saw a year-over-year increase in average daily user time spent on our platform during the fourth quarter. This is a result of our concerted efforts to enrich music and audio content offering as well as launches of innovative product features and services for Putong Community and TME Live.

•	Apart from being a pioneer of digital albums in China, we continue to transform and innovate a fan-based economy to include music chart operations and recently successfully rolled out online concerts with virtual fan-idol gatherings. In the fourth quarter, we released various digital albums, including:

-	"π-volume.4" by LUHAN, a well-known trend-setting male singer;

-	"THE ALBUM" by BLACKPINK, a top Asian female band;

-	“In My Thoughts” by Zhang Yunlei, an up-and-coming artist who is a singer and a Chinese comedian; and,

-	three digital releases by JJ Lin, including his fourteenth album, “Drifter • Like You Do”, which topped multiple music charts on the first day of its release.

•	Centering on singing, we added more playful elements to online singing rooms and multi-genre remix and auto-tune tools which have further bolstered the social and entertainment aspects of WeSing, and contributed to stabilization of MAUs and improvement on user engagement and monetization efficiency.

•	Tapping into the prevailing trend of accelerated internet penetration, we built an innovative online-merge-offline performance ecosystem to pursue additional growth. TME Live has been growing from strength to strength and its audience and influence has continued to expand. Leveraging its influence, we expect to expand TME Live’s coverage beyond top artists and provide performance opportunities to foster a wider range of musicians:

-	Hosted more than 50 online live concerts since its launch with 25 in the fourth quarter for musicians from home and abroad including aMei, Mayday, Stefanie Sun, Billie Eilish and Tomorrowland.

-	Benefiting from increasing brand awareness, TME Live continued to attract sponsorships from reputable brands, paving the way for further monetization opportunities.

•	We strived to establish a fair and most credible content evaluation system for China’s music industry which in turn enhanced our promotional capabilities as well as industry influence. Our Uni Chart was awarded the most influential digital music chart of 2020 by Tech Innovators Conference organized by PingWest, a service provider and a voice for the global technology community.

[*] For the definitions of the cited key operating metrics, please refer to the introduction section in the Company's 2019 20-F filed on March 25, 2020. The monthly ARPPU of social entertainment services is calculated based on revenues from social entertainment and others, including advertising services provided on our social entertainment platforms.

Fourth Quarter 2020 Financial Results

Revenues

Total revenues for the fourth quarter of 2020 increased by RMB1.04 billion, or 14.3%, to RMB8.34 billion (US$1.28 billion) from RMB7.29 billion in the same period of 2019.

•	Revenues from online music services for the fourth quarter of 2020 increased by 29.0% to RMB2.76 billion (US$423 million) from RMB2.14 billion in the same period of 2019. The increase was driven by strong growth in music subscription revenues and advertising revenues, despite a decrease in sublicensing revenues. Revenues from music subscriptions were RMB1.58 billion (US$242 million), representing 41.9% growth compared to RMB1.11 billion in the fourth quarter of 2019, primarily due to the increase in the number of paying users by 40.4%.

•	Revenues from social entertainment services and others for the fourth quarter of 2020 increased by 8.2% to RMB5.58 billion (US$854 million) from RMB5.15 billion in the same period of 2019. The increase was driven by increased revenues from online karaoke services. On a year-over-year basis, ARPPU increased by 26.3% in the fourth quarter of 2020 while paying users of social entertainment services decreased by 14.3%.

Cost of Revenues

Cost of revenues for the fourth quarter of 2020 increased by 17.3% to RMB5.64 billion (US$864 million) from RMB4.81 billion in the same period of 2019, primarily due to increased investments in new products and content offering, as well as increased revenue sharing fees.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2020 increased by 8.4% to RMB2.70 billion (US413 million) from RMB2.49 billion in the same period of 2019. Gross margin for the fourth quarter of 2020 decreased by 1.7% to 32.4% from 34.1% in the same period of 2019. This decrease was primarily due to increased investments in new product and content offering such as long-form audio, and TME Live, as well as increased revenue sharing fees to strengthen our platform’s competitiveness.

Operating Expenses for the Period

Total operating expenses for the fourth quarter of 2020 increased by 18.4% to RMB1.68 billion (US$257 million) from RMB1.42 billion in the same period of 2019. Operating expenses as a percentage of total revenues increased to 20.1% in the fourth quarter of 2020 from 19.4% in the same period of 2019.

•	Selling and marketing expenses were RMB773 million (US$118 million), representing 9.3% of total revenues in the fourth quarter of 2020, as compared to 9.2% in the same period of 2019. This increase was primarily due to increased spending to promote our brands, products and new offering.

•	General and administrative expenses were RMB906 million (US$139 million), representing 10.9% of total revenues in the fourth quarter of 2020, as compared to 10.2% in the same period of 2019. The increase was mainly due to our increased investment in research and development to expand our competitive advantages in product and technology innovations.

Operating Profit for the Period

Operating profit was RMB1.30 billion (US$199 million) in the fourth quarter of 2020, compared to operating profit of RMB1.20 billion in the same period of 2019.

Income Tax Expenses

Effective tax rate for the fourth quarter of 2020 was 5.5%, compared to 12.4% in the same period of 2019, as some of our entities became qualified for certain tax benefits and the cumulative impact was recorded this quarter.

Net Profit and Non-IFRS Net Profit for the Period

Net profit attributable to equity holders of the Company for the fourth quarter of 2020 was RMB1.20 billion (US$183 million), compared to net profit of RMB1.04 billion in the same period of 2019. Non-IFRS net profit attributable to equity holders of the Company was RMB1.35 billion (US$207 million) for the fourth quarter of 2020, compared to RMB1.34 billion in the same period of 2019. Please refer to the section in this press release titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per American Depositary Shares ("ADS") were RMB0.72 (US$0.11) and RMB0.71(US$0.11), respectively, for the fourth quarter of 2020. Excluding amortization of intangible assets and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects, non-IFRS basic and diluted earnings per ADS were RMB0.81 (US$0.12) and RMB0.80 (US$0.12), respectively, for the fourth quarter of 2020. During the fourth quarter of 2020, the Company had weighted averages of 1.66 billion basic and 1.68 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares.

Cash Flows

Net cash provided by operating activities for the fourth quarter of 2020 was RMB1.86 billion (US$286 million), compared to RMB2.03 billion in cash provided by operating activities during the same period of 2019. This decrease was primarily due to higher content royalty payments during the fourth quarter this year. Net cash used in investing activities for the fourth quarter of 2020 was RMB143 million (US$22 million), compared to net cash used in investing activities of RMB6.57 billion during the same period of 2019. The fluctuation of cash flows from investing activities was primarily due to the purchase and maturity of term deposits. Net cash provided by financing activities for the fourth quarter of 2020 was RMB19 million (US$3 million), compared to RMB73 million of cash used in financing activities during the same period of 2019. The fluctuation of cash flows from financing activities was impacted by the purchase of minority interests from a subsidiary in 2019.

Cash, Cash Equivalents and Term Deposits

As of December 31, 2020, the combined balance of the Company's cash, cash equivalents and term deposits amounted to RMB28.94 billion (US$4.44 billion), compared to RMB27.73 billion as of September 30, 2020. The increase in cash, cash equivalents and term deposits was primarily due to cash flows generated from operations of RMB1.86 billion (US$286 million), and partially offset by cash used in investing activities. Such combined balance was also affected by the change in the exchange rate of RMB to USD at different balance sheet dates. The exchange rate was 6.5250 to 1 on December 31, 2020.

Full Year 2020 Financial Results

Revenues

Total revenues for the full year of 2020 increased by RMB3.72 billion, or 14.6%, to RMB29.15 billion (US$4.47 billion) from RMB25.43 billion in the same period of 2019.

•	Revenues from online music services for the full year of 2020 increased by 30.7% to RMB9.35 billion (US$1.43 billion) from RMB7.15 billion in the same period of 2019. The increase was driven by strong growth in music subscription revenues and advertising revenues, supplemented by growth in sales of digital albums, despite a decrease in sublicensing revenues. Revenues from music subscriptions were RMB5.56 billion (US$852 million), representing 56.0% growth compared to RMB3.56 billion for the full year of 2019, primarily due to the increase in the number of paying users by 46.6% and the improvement of monthly ARPPU by 6.8%.

•	Revenues from social entertainment services and others for the full year of 2020 increased by 8.3% to RMB19.80 billion (US$3.04 billion) from RMB18.28 billion in the same period of 2019, contributed by the revenue growth in online karaoke service, supplemented by growth in live streaming services. The increase was primary due to the improvement of monthly ARPPU by 8.6%.

Cost of Revenues

Cost of revenues for the full year of 2020 increased by 18.4% to RMB19.85 billion (US$3.04 billion) from RMB16.76 billion in the same period of 2019, primarily due to increased investments in new products and content offering, and increased revenue sharing fees to strengthen our platform’s competitiveness, and other increased royalty content costs related to variety shows.

Gross Profit and Gross Margin

Gross profit for the full year of 2020 increased by 7.3% year over year to RMB9.30 billion (US$1.43 billion) from RMB8.67 billion in the same period of 2019. Gross margin for the full year of 2020 decreased by 2.2% to 31.9% from 34.1% in the same period of 2019. This decrease was primarily due to increased investments in new product and content offering such as long-form audio and TME Live, increased revenue sharing fees to strengthen our platform’s competitiveness, as well as other increased royalty content costs related to variety shows

Operating Expenses for the Year

Total operating expenses for the full year of 2020 increased by 17.5% to RMB5.58 billion (US$855 million) from RMB4.74 billion in the same period of 2019. Operating expenses as a percentage of total revenues increased to 19.1% for the full year of 2020 from 18.7% in the same period of 2019.

•	Selling and marketing expenses were RMB2.48 billion (US$379 million), representing 8.5% of total revenues for the full year of 2020, as compared to 8.0% in the same period of 2019. The increase was primarily due to increased spending in promoting new products and content offering as we continue to invest for their future growth. Additionally, we also increased spending to promote our brands and existing products in order to strengthen our company and products’ competitiveness.

•	General and administrative expenses were RMB3.10 billion (US$475 million), representing 10.6% of total revenues for the full year of 2020, as compared to 10.6% in the same period of 2019.

Operating Profit for the Year

Operating profit was RMB4.71 billion (US$722 million) for the full year of 2020, compared to operating profit of RMB4.62 billion in the same period of 2019.

Income Tax Expenses

Effective tax rate was 9.8% in 2020, compared to 12.4% in 2019, as some of our entities became qualified for certain tax benefits in 2020.

Net Profit and Non-IFRS Net Profit for the Year

Net profit attributable to equity holders of the Company for the full year of 2020 was RMB4.16 billion (US$637 million), compared to net profit of RMB3.98 billion in the same period of 2019. Non-IFRS net profit attributable to equity holders of the Company was RMB4.95 billion (US$759 million) for the full year of 2020, compared to RMB4.91 billion in the same period of 2019. Please refer to the section in this press release titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per ADS were RMB2.51 (US$0.38) and RMB2.47 (US$0.38), respectively, for the full year of 2020. Excluding amortization of intangible assets and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects, non-IFRS basic and diluted earnings per ADS were RMB2.99 (US$0.46) and RMB2.95 (US$0.45), respectively, for the full year of 2020. During the full year of 2020, the Company had weighted averages of 1.66 billion basic and 1.68 billion diluted ADSs outstanding, respectively.

Conference Call Information

Tencent Music's management will hold a conference call on Monday, March 22, 2021, at 8:00 P.M. Eastern Time or 8:00 A.M. Beijing Time on Tuesday, March 23, 2021, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	6516722

The replay will be accessible through March 29, 2021, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10151724

A live and archived webcast of the conference call will also be available on the Company's investor relations website at https://ir.tencentmusic.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Tencent Music believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. Tencent Music believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Tencent Music encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the year excluding amortization of intangible and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of Non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 883606

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENT

	Three Months Ended December 31,			Year Ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	2,139	2,760	423	7,152	9,349	1,433
Social entertainment services and others	5,154	5,575	854	18,282	19,804	3,035
	7,293	8,335	1,277	25,434	29,153	4,468
Cost of revenues	(4,805)	(5,638)	(864)	(16,761)	(19,851)	(3,042)
Gross profit	2,488	2,697	413	8,673	9,302	1,426

Selling and marketing expenses	(671)	(773)	(118)	(2,041)	(2,475)	(379)
General and administrative expenses	(747)	(906)	(139)	(2,703)	(3,101)	(475)
Total operating expenses	(1,418)	(1,679)	(257)	(4,744)	(5,576)	(855)
Interest income	173	156	24	615	622	95
Other (losses)/gains, net	(41)	122	19	78	362	55
Operating profit	1,202	1,296	199	4,622	4,710	722

Share of net (loss)/profit of investments accounted for using equity method	(8)	5	1	(18)	19	3
Finance cost	(7)	(18)	(3)	(64)	(97)	(15)
Profit before income tax	1,187	1,283	197	4,540	4,632	710

Income tax expense	(147)	(71)	(11)	(563)	(456)	(70)
Profit for the period/year	1,040	1,212	186	3,977	4,176	640

Attributable to:
Equity holders of the Company	1,042	1,197	183	3,982	4,155	637
Non-controlling interests	(2)	15	2	(5)	21	3

Earnings per share for Class A and Class B ordinary shares
Basic	0.32	0.36	0.06	1.22	1.25	0.19
Diluted	0.31	0.36	0.05	1.19	1.24	0.19

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.63	0.72	0.11	2.43	2.51	0.38
Diluted	0.62	0.71	0.11	2.38	2.47	0.38

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,298,087,474	3,320,795,974	3,320,795,974	3,272,754,403	3,313,527,847	3,313,527,847
Diluted	3,349,111,362	3,364,932,615	3,364,932,615	3,347,572,338	3,360,460,759	3,360,460,759

ADS used in earnings per ADS computation
Basic	1,649,043,737	1,660,397,987	1,660,397,987	1,636,377,201	1,656,763,924	1,656,763,924
Diluted	1,674,555,681	1,682,466,307	1,682,466,307	1,673,786,169	1,680,230,380	1,680,230,380

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended December 31,			Year Ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Profit for the period/year	1,040	1,212	186	3,977	4,176	640
Adjustments:
Amortization of intangible and other assets arising from business combinations*	91	103	16	362	392	60
Share-based compensation	137	141	22	519	570	87
Losses/(gains) from investments**	80	(39)	(6)	79	(101)	(15)
Fair value change on puttable shares ***	10	9	1	37	37	6
Income tax effects****	(18)	(62)	(10)	(71)	(103)	(16)
Non-IFRS Net Profit	1,340	1,364	209	4,903	4,971	762

Attributable to:
Equity holders of the Company	1,342	1,349	207	4,908	4,950	759
Non-controlling interests	(2)	15	2	(5)	21	3

Earnings per share for Class A and Class B ordinary shares
Basic	0.41	0.41	0.06	1.50	1.49	0.23
Diluted	0.40	0.40	0.06	1.47	1.47	0.23

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.81	0.81	0.12	3.00	2.99	0.46
Diluted	0.80	0.80	0.12	2.93	2.95	0.45

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,298,087,474	3,320,795,974	3,320,795,974	3,272,754,403	3,313,527,847	3,313,527,847
Diluted	3,349,111,362	3,364,932,615	3,364,932,615	3,347,572,338	3,360,460,759	3,360,460,759

ADS used in earnings per ADS computation
Basic	1,649,043,737	1,660,397,987	1,660,397,987	1,636,377,201	1,656,763,924	1,656,763,924
Diluted	1,674,555,681	1,682,466,307	1,682,466,307	1,673,786,169	1,680,230,380	1,680,230,380

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions
** Including the net losses/gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments
*** Represents the fair value changes on the put liability of certain shares issued in 2018
**** Represents the income tax effects of Non-IFRS adjustments

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As at December 31, 2019	As at December 31, 2020
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	179	176	27
Right-of-use assets	148	311	48
Intangible assets	1,622	2,020	310
Goodwill	17,140	17,492	2,681
Investments accounted for using equity method	489	2,255	346
Financial assets at fair value through other comprehensive income	4,461	9,771	1,497
Other investments	217	349	53
Prepayments, deposits and other assets	816	956	147
Deferred tax assets	192	303	46
Term deposits	500	2,953	453
	25,764	36,586	5,607

Current assets
Inventories	26	18	3
Accounts receivable	2,198	2,800	429
Prepayments, deposits and other assets	2,220	2,846	436
Other investments	38	37	6
Short-term investments	6	-	-
Term deposits	7,000	14,858	2,277
Cash and cash equivalents	15,426	11,128	1,705
	26,914	31,687	4,856

Total assets	52,678	68,273	10,463

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	34,425	35,044	5,371
Shares held for share award schemes	(31)	(78)	(12)
Treasury shares		(134)	(21)
Other reserves	2,187	6,300	966
Retained earnings	7,007	11,111	1,703
	43,590	52,245	8,007
Non-controlling interests	88	486	74

Total equity	43,678	52,731	8,081

LIABILITIES
Non-current liabilities
Notes payable	-	5,175	793
Accounts payable	-	136	21
Other payables and other liabilities	68	68	10
Deferred tax liabilities	297	265	41
Lease liabilities	78	218	33
Deferred revenue	67	78	12
	510	5,940	910

Current liabilities
Accounts payable	2,559	3,565	546
Other payables and other liabilities	3,782	3,881	595
Current tax liabilities	386	445	68
Lease liabilities	69	103	16
Deferred revenue	1,694	1,608	246
	8,490	9,602	1,472

Total liabilities	9,000	15,542	2,382

Total equity and liabilities	52,678	68,273	10,463

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31,			Year Ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	2,033	1,864	286	6,200	4,885	749
Net cash used in investing activities	(6,572)	(143)	(22)	(8,102)	(14,206)	(2,177)
Net cash (used in)/provided by financing activities	(73)	19	3	(31)	5,292	811
Net (decrease)/increase in cash and cash equivalents	(4,612)	1,740	267	(1,933)	(4,029)	(617)
Cash and cash equivalents at beginning of the period/year	20,036	9,641	1,478	17,356	15,426	2,364
Exchange differences on cash and cash equivalents	2	(253)	(39)	3	(269)	(41)
Cash and cash equivalents at end of the period/year	15,426	11,128	1,705	15,426	11,128	1,705